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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                             Constellation 3D, Inc.
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                   210379 10 3
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                                 (CUSIP NUMBER)

                                  Eugene Levich
                           230 Park Avenue, Suite 453
                            New York, New York 10169
                                  212-983-1107
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 27, 2000
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No. 210379 10 3
          -----------


1.       NAME OF REPORTING PERSON

         Constellation 3D Trust LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)              [ ]
                                                            (b)              [X]

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3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         00

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]
         Not applicable

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware, United States

NUMBER OF                           7.      SOLE VOTING POWER
SHARES                                      10,500,000
BENEFICIALLY                        8.      SHARED VOTING POWER
OWNED BY                                    0
EACH                                9.      SOLE DISPOSITIVE POWER
REPORTING                                   10,500,000
PERSON                              10.     SHARED DISPOSITIVE POWER
WITH                                        0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,500,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.39%

14.      TYPE OF REPORTING PERSON
         OO



Item 1.  Security and Issuer.

         This statement relates to shares of common stock, $0.001 par value of Constellation 3D, Inc., whose principal offices are located at 230 Park Avenue, Suite 453, New York, New York 10169.

Item 2.  Identity and Background.

         Constellation 3D Trust LLC, a Delaware limited liability company whose principal place of business is located at 230 Park Avenue, Suite 453, New York, NY 10169.

         (d.) Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e.) Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.




Item 3.  Source and Amount of Funds or Other Consideration.

         The 10,500,000 shares constitute a capital contribution to the Reporting Person, which is a wholly owned subsidiary of the Issuer.

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Item 4.  Purpose of Transaction.

         The Reporting Person intends to use the shares to raise debt or equity capital and contribute the proceeds thereof to the Issuer, which proceeds shall be used for general corporate purposes.

         Except as noted above, the Reporting Person has no plans or proposals which relate to or would result in:

         a. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         c. A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         d. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         e. Any material change in the present capitalization or dividend policy of the issuer;

         f. Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         g. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         h. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         i. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         j.       Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a)      Beneficial Ownership

         Items 7, 8, 9, 10, 11, 12 and 13 from page 2 of this statement are incorporated herein by reference.

         The Reporting Person is the beneficial owner of 10,500,000 shares of common stock. Based on the Company's most recent public filings, this represents beneficial ownership of approximately 20.39% of the Company's common stock.

         (b)      Voting and Dispositive Powers

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         Responses to 7, 8, 9, 10, 11, 12 and 13 of this statement, which appear above, are incorporated herein by reference.

         Constellation 3D Trust LLC has sole voting and dispositive power with respect to the shares of common stock beneficially owned by it.

         (c)      Transactions in Securities of the Company During the Past
                  Sixty Days

         Other than as set forth herein, the Reporting Person has not made any purchase or sales of securities of the Company during the sixty (60) days preceding the date of this amended Schedule 13D.

         (d)      Dividends and Proceeds

         Other than the Reporting Person, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock beneficially owned by the Reporting Person.

         (e) Date Reporting Person Ceased to be Beneficial Owner of More than 5% of the Company's Stock

         Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         None.





                                   SIGNATURES


         After reasonable inquiry and to the best of the Reporting Person's knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.




Dated: August 4, 2000                               CONSTELLATION 3D TRUST LLC


                                                    By:   /s/ Eugene Levich
                                                          -------------------
                                                          Name: Eugene Levich
                                                          Title: Manager